Amanda Ravitz

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

February 7, 2019

Re:	Coherix, Inc.
Offering Statement on Form 1-A
File No. 024- 10918

Dear Ms. Ravitz:

On behalf of Coherix, Inc., I hereby request qualification of the above-referenced offering statement at 4 P.M., Eastern Time, on February 11, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Dwight Carlson

Dwight Carlson

Chief Executive Officer

Coherix, Inc.